EXHIBIT 99.61

Notice Of Change Of Auditor

Pursuant to National Instrument 51-102 (Part 4.11)

TO:	MNP LLP
AND TO:	Ernst & Young LLP
AND TO:	Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Financial and Consumer Affairs Authority
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Newfoundland and Labrador, Service NL

TAKE NOTICE THAT, at the request of High Tide Inc. (the “Company”), MNP LLP, Chartered Accountants (the “Former Auditor”) resigned as the auditor of the Company effective July 30, 2020. Effective July 30, 2020, Ernst & Young LLP, Chartered Accountants (the “Successor Auditor”) was appointed as the new auditor of the Corporation.

TAKE FURTHER NOTICE THAT:

a.	The resignation of the Former Auditor and the appointment of the Successor Auditor have been approved by the board of directors of the Company on recommendation of the audit committee of the board of directors;

b.	In the opinion of the Company, no “reportable event”, as defined in National Instrument 51-102 – Continuous Disclosure Requirements, occurred prior to the resignation of the Former Auditor; and

c.	None of the Former Auditor’s reports on the Company’s financial statements during the period beginning November 1, 2015 and ending on the date of resignation expressed a modified opinion.

DATED this 31st day of July 2020.

ON BEHALF OF High Tide Inc.:

Rahim Kanji, CFO